Filed pursuant to Rule 433

Registration Statement No. 333-208780

Republic of the Philippines

January 18, 2017

MANILA, PHILIPPINES

Global Bond Offering

The Republic of the Philippines (the “Republic”) announced today the commencement of a global offering for cash (the “New Bond Offering”) of its global bonds, to be denominated in U.S. Dollars due 2042 (the “New Bonds”). Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Standard Chartered Bank and UBS AG Hong Kong Branch will act as Joint Lead Managers for the New Bond Offering. The settlement of the New Bond Offering is expected to occur on February 2, 2017.

The New Bond Offering is being made only by means of a preliminary prospectus supplement and accompanying base prospectus under the Republic’s registration statement filed with the United States Securities and Exchange Commission under the Securities Act of 1933. Copies of the preliminary prospectus supplement and prospectus for the New Bond Offering may be obtained by contacting: Citi toll-free at 1-877-858-5407, Credit Suisse toll-free at 1-800-221-1037, Deutsche Bank toll-free at +1-855-287-1922, SCB at 65-6596-8398 or UBS AG toll-free at 1-877-827-6444 ext 561-3884. Application has been made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Invitation for Offers

The Republic also announced today that it has issued an invitation to holders of the global bonds specified below (the “Bonds”) to submit offers to sell the Bonds (“Offers”) for cash in an Aggregate Purchase Price Amount (as defined below) determined by the Republic in its sole discretion (the “Maximum Purchase Amount”), subject to the terms and conditions contained in the Invitation for Offers, dated January 18, 2017 (the “Invitation for Offers”). The Maximum Purchase Amount excludes any Accrued Interest (as defined below). Accrued Interest will be payable in cash on January 25, 2017 (the “Settlement Date”). The invitation to submit offers to sell Bonds for cash described in the Invitation for Offers is referred to as the “Invitation.” Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. (“DB”), Standard Chartered Bank and UBS AG Hong Kong Branch will act as dealer managers (collectively, the “Dealer Managers”) and DB will act as billing and delivering Bank (the “Billing and Delivering Bank”) for the Invitation. The Invitation is not conditioned upon any minimum participation of any series of Bonds, but is conditioned upon, among other things, pricing of the New Bonds in an amount and on terms and conditions acceptable to the Republic, which is expected to occur at approximately 4:00 p.m., New York City time, on January 18, 2017 (5:00 a.m., Manila time, on January 19, 2017).

The submission period (the “Submission Period”) will commence at or around 8:00 p.m., New York City time, on January 17, 2017 (9:00 a.m., Manila time, on January 18, 2017) and expire at 2:00 p.m., New York City time, on January 18, 2017 (3:00 a.m., Manila time, on January 19, 2017), unless extended or earlier terminated. The settlement of the Invitation is scheduled to occur on the Settlement Date. The purchase price to be paid per U.S.$1,000 principal amount for each series of Bonds tendered and accepted pursuant to the Invitation (the “Purchase Price”) will be as specified in the table below. The “Aggregate Purchase Price Amount” as of a given time shall be the aggregate Purchase Price for all Bonds accepted for purchase up to such time. Holders will also receive an amount in cash equal to any accrued and unpaid interest on their Bonds up to (but excluding) the Settlement Date (“Accrued Interest”). Payment will be made on the Settlement Date in U.S. Dollars, as further described herein. Offers may be subject to proration. Offers made by holders who submit an Indication of Interest (as defined in the Invitation for Offers) for the New Bonds will be Preferred Offers (as defined below). Preferred Offers will be accepted before any Non-Preferred Offers (as defined in the Invitation for Offers), up to each New Requestor’s Offer Preference Amount (as defined in the Invitation for Offers).

Series	CUSIP	ISIN	Outstanding Aggregate Principal Amount as of January 17, 2017(1) (U.S.$ in millions)	Purchase Price (per U.S.$1,000 Principal Amount) (2)
9.875% Bonds due 1/15/2019 (“January 2019 Bonds”)	718286AK3	US718286AK32	861	$1,171.25
8.375% Bonds due 6/17/2019 (“June 2019 Bonds”)	718286BE6	US718286BE62	1,238	$1,170.00
6.500% Bonds due 1/20/2020 (“2020 Bonds”)	718286BF3	US718286BF38	810	$1,145.00
4.000% Bonds due 1/15/2021 (“2021 Bonds”)	718286BK2	US718286BK23	1,757	$1,082.50
4.200% Bonds due 1/21/2024 (“January 2024 Bonds”)	718286BY2	US718286BY27	1,500	$1,102.50
7.500% Bonds due 9/25/2024 (“September 2024 Bonds”) (3)	718286BC0	US718286BC07	578	$1,300.00
9.500% Bonds due 10/21/2024 (“October 2024 Bonds”)	718286AL1	US718286AL15	348	$1,472.50
10.625% Bonds due 3/16/2025 (“2025 Bonds”)	718286AP2	US718286AP29	1,633	$1,568.75
5.500% Bonds due 3/30/2026 (“2026 Bonds”)	718286BN6	US718286BN61	1,146	$1,216.25
9.500% Bonds due 2/2/2030 (“2030 Bonds”)	718286AY3	US718286AY36	2,000	$1,631.25
7.750% Bonds due 1/14/2031 (“2031 Bonds”)	718286BB2	US718286BB24	2,110	$1,473.75
6.375% Bonds due 1/15/2032 (“2032 Bonds”)	718286BD8	US718286BD89	1,142	$1,338.75
6.375% Bonds due 10/23/2034 (“2034 Bonds”)	718286BG1	US718286BG11	2,358	$1,367.50
5.000% Bonds due 1/13/2037 (“2037 Bonds”)	718286BW6	US718286BW60	1,500	$1,198.75

1.	Outstanding principal amount includes amounts held by the Republic.
2.	Purchase Price amount excludes any accrued and unpaid interest on the Bonds up to (but excluding) the Settlement Date that is payable to the holders.
3.	Payment of the principal amount of this series of Bonds is due in three equal installments on September 26, 2022, September 25, 2023 and September 25, 2024.

During the Submission Period, a holder of Bonds may submit Offers through any of the Dealer Managers only. Holders will NOT be able to submit Offers through Euroclear Bank S.A./N.V. (“Euroclear”), Clearstream Banking, S.A. (“Clearstream”) or the Depository Trust Company (“DTC”). The Billing and Delivering Bank will consolidate all Offers and accept Bonds for purchase as instructed by the Republic, subject to the sole discretion of the Republic and to proration described in the Invitation for Offers, at or around 2:00 a.m., New York City time, on January 19, 2017 (3:00 p.m., Manila time, on January 19, 2017) or as soon as possible thereafter. Each of the Republic and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept any Offers for any reason. The Submission Period is subject to the Republic’s right, in its sole discretion and subject to applicable law, to terminate, withdraw or amend the Invitation at any time. Preferred Offers (as defined below) must (i) be in principal amounts of Bonds which is at least the minimum denomination for Non-Preferred Offers (as set out in the table below) and (ii) be in a principal amount of Bonds that when multiplied by the Purchase Price of such Bonds would be at least U.S.$200,000. Non-Preferred Offers must be in the permitted offer amounts set forth in the table below:

Bonds	Minimum Denomination for Non-Preferred Offers
January 2019 Bonds	U.S.$1,000 and integral multiples thereof.
June 2019 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2020 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2021 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
January 2024 Bonds	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.
September 2024 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
October 2024 Bonds	U.S.$1,000 and integral multiples thereof.
2025 Bonds	U.S.$1,000 and integral multiples thereof.
2026 Bonds	U.S.$200,000 and integral multiples of $1,000 in excess thereof.
2030 Bonds	U.S.$2,000 and integral multiples of $1,000 in excess thereof.
2031 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2032 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2034 Bonds	U.S.$100,000 and integral multiples of $1,000 in excess thereof.
2037 Bonds	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

To the extent that the total Purchase Price of all Offers exceeds the Maximum Purchase Amount and proration occurs, preference will be given to Offers that are submitted before the time the underwriters of the New Bond Offering stop taking Indications of Interest for the New Bond Offering (“Preferred Offers”). Such priority will apply, for each Preferred Offer, with respect to an amount of Offers having a total Purchase Price equal to the issue price of the New Bonds multiplied by the principal amount thereof ordered by such holder. The Republic may subject each series of Bonds to different amounts of proration, in its sole discretion.

There is no letter of transmittal for the Invitation. Bonds held through DTC, must be delivered for settlement no later than 3:00 p.m., New York City time, on the Settlement Date. If you hold Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Bonds is the overnight process, one day prior to the Settlement Date; you may not use the optional daylight process. Failure to deliver Bonds on time may result in the cancellation of your Offer and in your becoming liable for any damages resulting from that failure. Holders will not have withdrawal rights with respect to the Invitation. Bonds accepted for purchase will be settled on a delivery-versus-payment basis with the Billing and Delivering Bank on the Settlement Date, in accordance with customary brokerage practices for corporate fixed-income securities.

The Invitation is subject to the Republic’s right, at its sole discretion and subject to applicable law, to extend, terminate, withdraw, or amend the Invitation at any time. Each of the Republic and the Dealer Managers reserves the right, in the sole discretion of each of them, not to accept Offers for any reason.

The information in this announcement is only a summary. You may request a copy of the Invitation for Offers by contacting the Information Agent or any of the Dealer Managers at the addresses and telephone numbers set forth below, or you may download the Invitation for Offers at the Invitation website: http://sites.dfkingltd.com/rop. All capitalized terms used but not defined in this announcement have the respective meanings specified in the Invitation for Offers.

The Republic has filed a registration statement (including the preliminary prospectus supplement and the prospectus) with the SEC for the New Bond Offering. Before you invest, you should read the prospectus in that registration statement and other documents the Republic has filed with the SEC for more complete information about the Republic and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified in this announcement.

This announcement is not an offer or a solicitation of offers. The Invitation is made solely by means of the Invitation for Offers. The Invitation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction where an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Neither this announcement nor any other documents or materials relating to the Invitation have been submitted to or will be submitted for approval or recognition to the FSMA (“Autorité des services et marches financiers / Autoriteit financiële diensten en markten”) and, accordingly, the Invitation may not be made in Belgium by way of a public offering, as defined in Articles 3, §1, 1° and 6 of the Belgian Takeover Law as amended or replaced from time to time. Accordingly, the Invitation may not be advertised and the Invitation will not be extended, and neither this announcement nor any other documents or materials relating to the Invitation (including this announcement, any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account; or (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. The Invitation for Offers and this announcement have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Invitation. Accordingly, the information contained in the Invitation for Offers and this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

This announcement is not being distributed in the context of a public offer in France and has accordingly not been submitted to the Autorité des marchés financiers for prior approval and clearance. This announcement is not to be further distributed or reproduced (in whole or in part) by the recipients.

The Invitation has not been and will not be made, directly or indirectly, to the public in France and neither this announcement nor any offering material relating to the Invitation will be distributed or caused to be distributed to the public in France. Offers, sales and distributions have been and shall only be made in France to (i) qualified investors other than individuals acting for their own account or (ii) providers of investment services relating to portfolio management for the account of third parties as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier.

With respect to persons in Hong Kong, the Invitation is only made to and is only capable of acceptance by “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571) of Hong Kong (the “SFO”) and rules made thereunder.

No advertisement, invitation or document relating to the Bonds (including this announcement) will be issued or be in the possession of the Dealer Managers for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Neither this announcement nor any other documents or materials relating to the Invitation have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Invitation is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”), and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”), as the case may be. The Invitation is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

A holder of Bonds located in the Republic of Italy can tender Bonds through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Bonds or the Invitation.

The Republic’s debt securities are admitted to trading on the regulated market of the Luxembourg Stock Exchange or the Euro MTF market of the Luxembourg Stock Exchange to which the requirements under Regulation (EU) 596/2014 of April 16, 2016 on market abuse (“MAR”) apply. The Invitation could impact the price of such debt securities, it could thus constitute ‘inside information’ within the meaning of MAR.

In connection with debt instruments of the Republic traded on the regulated market of the Luxembourg Stock Exchange, Luxembourg has been chosen by the Republic as Home Member State within the meaning of Directive 2004/109 on the harmonisation of transparency requirements, as amended (the “Transparency Directive”) implemented in Luxembourg by a law of January 11, 2008 on transparency obligations, as amended (the “Transparency Law”). Pursuant to the Transparency Law, ‘inside information’ is defined as “regulated information” which is subject to the storage/filing/publication requirements as set forth below:

•	Publication: publication on the website of the Luxembourg Stock Exchange (www.bourse.lu) and dissemination of the regulated information through financial news agencies.

•	Storage: regulated information will be stored by the Republic on the Official Appointed Mechanism (“OAM”) operated by the Luxembourg Stock Exchange. Information will be available on www.bourse.lu.

•	Filing: the regulated information will be filed with the CSSF via email and the CSSF will be informed where, when and how the regulated information will be made available to the public.

In connection with debt instruments traded on the Euro MTF of the Luxembourg Stock Exchange, inside information must be published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

In addition, inside information will be made available on a website commissioned by the Republic (http://sites.dfkingltd.com/rop) for a period of at least five years and be updated if relevant.

Following the Expiration Time, another publication will be made informing the public of the outcome of the Invitation, the amount of the outstanding Bonds and, to the extent applicable, any delisting. Results of the Invitation will also be communicated to the Luxembourg Stock Exchange.

Under Luxembourg law, the Invitation is not considered as an offer to the public subject to the Luxembourg rules on public offers, since no securities are offered to the investors and the Invitation therefore falls outside of the scope of the Luxembourg law of July 10, 2005 on prospectuses for securities, as amended.

The Invitation is made in Switzerland to existing holders of Bonds only. Neither the Invitation for Offers nor any other document related to the Invitation constitutes a prospectus in the sense of Art. 652a or Art. 1156 of the Swiss Code of Obligations.

The communication of this document by the Republic and any other documents or materials relating to the Invitation is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within (i) the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), (ii) Article 34 of the Financial Promotion Order, or (iii) any other applicable provision or provisions, of the Financial Promotion Order, or to persons to whom it may lawfully be communicated in accordance with the Financial Promotion Order.

The Information Agent for the Invitation is:

D.F. King & Co., Inc.

E-mail: rop@dfkingltd.com

Website: http://sites.dfkingltd.com/rop

In New York: 48 Wall Street, 22nd Floor New York, New York 10005 United States of America Telephone: +1 212 269 5550 Toll Free: +1 800 487 4870	In London: 125 Wood Street London EC2V 7AN United Kingdom Telephone: +44 20 7920 9700	In Hong Kong: Suite 1601, 16th Floor, Central Tower 28 Queen’s Road Central Hong Kong Telephone: +852 3953 7230

The Dealer Managers for the Invitation are:

Citigroup Global Markets Inc.

Attention: Liability Management Group

390 Greenwich Street, 1st Floor

New York, New York 10013

United States of America

Telephone:

+1 212 723 6106 (New York)

+44 20 7986 8972 (London)

+852 2501 2552 (Hong Kong)

Fax: +852 2501 8117

E-mail: liabilitymanagement.asia@citi.com

Credit Suisse Securities (USA) LLC

Attention: Liability Management Group

Eleven Madison Avenue

New York, New York 10010

United States of America

Telephone:

Call Collect: +1 212 538 2147

Toll Free: +1 800 820 1653

Deutsche Bank Securities Inc.

Attention: Liability Management Group

60 Wall Street

New York, New York 10005

United States of America

Telephone:

Call Collect: +1 212 250 7527 (US)

Toll Free: +1 855 287 1922 (US)

+44 207 545 8011 (London)

+65 6423 5342 (Singapore)

Fax: +44 113 223 6121

E-mail: liability.management@db.com

Standard Chartered Bank

Attention: Capital Markets

Marina Bay Financial Centre, Tower 1

8 Marina Boulevard, Level 20

Singapore 018981

Telephone:

+65 6596 8807 (Singapore)

E-mail: Liability_Management@sc.com

UBS AG Hong Kong Branch

Attention: Asia Debt Financing Group

52/F, Two International Finance Center

8 Finance Street, Central

Hong Kong

Telephone:

+852 2971 8888 (Hong Kong)

Telephone:

+1 212 821 3000 (New York)

Telephone:

+44 20 7567 8000 (London)

E-mail: OL-LM-Asia@ubs.com /
OL-Liability-Management@ubs.com

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